								Exhibit 12.1

MIDSOUTH BANCORP, INC.
Computation of Ratio of Earnings to Fixed Charges

		Nine Months Ended September 30,				Year Ended December 31,
		2008	2007	2007	2006	2005	2004	2003

Net income		$4,473,468	$6,881,753	$8,775,641	$8,220,050	$7,273,867	$6,979,431	$6,333,313
Income tax expense		891,434	1,921,406	2,278,751	2,727,523	2,438,165	2,442,331	2,294,376

Income before income taxes	(a)	$5,364,902	$8,803,159	$11,054,392	$10,947,573	$9,712,032	$9,421,762	$8,627,689

Fixed Charges
Interest on short-term and other borrowings		$661,363	$645,195	$1,031,103	$183,663	$145,811	$104,129	$66,382
Interest within rent expense (1)		519,723	380,405	478,520	359,907	298,310	264,607	208,752

Fixed charges excluding interest on deposits	(b)	1,181,086	1,025,600	1,509,623	543,570	444,121	368,736	275,134
Interest on deposits		11,024,387	13,713,330	18,105,922	16,137,839	9,457,858	4,773,123	3,879,036

Fixed charges including interest on deposits	(c)	$12,205,473	$14,738,930	$19,615,545	$16,681,409	$9,901,979	$5,141,859	$4,154,170

Earnings for ratio computation excluding interest on deposits	(a)+(b)	$6,545,988	$9,828,759	$12,564,015	$11,491,143	$10,156,153	$9,790,498	$8,902,823
Earnings for ratio computation including interest on deposits	(a)+(c)	$17,570,375	$23,542,089	$30,669,937	$27,628,982	$19,614,011	$14,563,621	$12,781,859

Ratio of earnings to fixed charges:
Excluding interest on deposits	((a)+(b))/(b)	5.54	9.58	8.32	21.14	22.87	26.55	32.36
Including interest on deposits	((a)+(c))/(c)	1.44	1.60	1.56	1.66	1.98	2.83	3.08